Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation (the “Company”) #1510 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change December 10, 2008
Item 3	News Release The news release dated December 10, 2008 was disseminated through Marketwire’s Canadian Timely Investment Network.
Item 4

Summary of Material Change

On December 10, 2008, the Company announced that the Board of Directors adopted a Shareholder Rights Plan (the “Rights Plan”).  The Company subsequently entered into a Shareholder Rights Plan Agreement (the “Rights Agreement”) establishing the Rights Plan with Computershare Investor Services Inc. as rights agent on December 15, 2008, effective immediately.  The Rights Plan is subject to acceptance by the TSX Venture Exchange.  Additionally, the Rights Plan is subject to ratification by the Company’s shareholders at the Company’s annual general and special meeting on January 14, 2009 and re-ratification at the Company’s annual general meetings to be held in 2012 and 2015.  If ratified by the shareholders at each of these meetings, the Rights Plan will have a term of nine years and will expire at the Company’s annual general meeting in 2018.  If the shareholders do not ratify the Rights Plan at any of such meetings, it will terminate.
The Rights Plan was adopted to ensure the fair treatment of the Company’s shareholders in the event of any take-over bid for the Company’s common shares.

Item 5

Full Description of Material Change

5.1  Full Description of Material Change

The objectives of the Rights Plan include providing shareholders with adequate time to properly assess the merits of any proposed take-over bid or similar transaction involving the shares of the Company without undue pressure; encouraging the development of alternative transactions or competing take-over bids under the circumstances; and giving the directors of the Company adequate time to fully consider any such take-over bid or similar transaction and any alternative transaction that may be proposed.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly.  Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids (as described below) under the Rights Plan.

The Rights Plan is subject to acceptance by the TSX Venture Exchange and is also subject to ratification by the Company’s shareholders at the Company’s annual general and special meeting on January 14, 2009 and re-ratification at the Company’s annual general meetings to be held in 2012 and 2015.  If ratified by the shareholders at each of these meetings, the Rights Plan will have a term of nine years and will expire at the Company’s annual general meeting in 2018.  If the shareholders do not ratify the Rights Plan at any of such meetings, it will terminate.

The following is a summary of the key terms of the Rights Plan.  The summary is qualified in its entirety by reference to the full text of the Rights Agreement which can be found under the Company’s profile on SEDAR at www.sedar.com.  Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Rights Agreement.

Issue of Rights

The Company issued one right (a “Right”) in respect of each common share (a “Common Share”) outstanding at 5:00 p.m. (Vancouver time) on December 16, 2008 (the “Record Time”).  The Company will, from time to time, issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan as described below.

Rights Certificates, Trading and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separately from the Common Shares.  Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares.  From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.

Acquiring Person

An “Acquiring Person” is a person that Beneficially owns 20% or more of the outstanding Common Shares.  An Acquiring Person does not, however, include the Company or any Subsidiary of the Company, or any person that becomes the Beneficial owner of 20% or more of the Common Shares as a result of certain exempt transactions.  These exempt transactions include where any person becomes the Beneficial owner of 20% or more of the Common Shares as a result of, among other things: (i) specified acquisitions of securities of the Company, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii) specified distributions of securities of the Company, and (iv) certain other specified exempt acquisitions.  An Acquiring Person also does not include any person that owned 20% or more of the outstanding Common Shares at the Record Time unless that person increases its percentage interest in the Common Shares other than pursuant to one of the previously mentioned transactions.

Separation Time

Rights are not exercisable before the Separation Time. “Separation Time” means the close of business on the tenth trading day after the earliest of:

(a)           the first date of public announcement that a person has become an Acquiring Person, as defined below (the “Stock Acquisition Date”);

(b)           the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid, as defined in the Rights Plan (other than a Permitted Bid or a Competing Permitted Bid), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the Beneficial owner of 20% or more of the outstanding Common Shares; and

(c)           the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board of Directors, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

If the Rights become exercisable in the circumstances referred to above, each Right entitles the holder to acquire one Common Share for the exercise price of $100 (the “Exercise Price”), subject to adjustments of the Exercise Price in accordance with the Rights Plan.  In certain circumstances described below, the number of Common Shares that may be acquired for the Exercise Price may increase substantially.

Exercise of Rights

After the close of business on the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares having an aggregate market value equal to twice the Exercise Price.  However, any Rights held by an Acquiring Person, including by its affiliates, associates and joint actors, or the transferee of any such person, will become null and void.  Accordingly, such persons will be unable to transfer or exercise any Rights.

Until a Right is exercised, the holder of the Right will have no rights as a shareholder of the Company solely with respect to that Right.

In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding $10.00.

Permitted Bids

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids. “Permitted Bids” are offers to acquire Common Shares made by way of a Take-over Bid circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

(a)           the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);

(b)           the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 60 days following the commencement of the bid, and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)   the bid provides that any Common Shares may be deposited to and withdrawn from the Take-over Bid at any time before such Common Shares are taken up and paid for; and

(d)   the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in clause (b) above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten business days from the date of such announcement for the deposit and tender of additional Common Shares.

A “Competing Permitted Bid” is a Take-over Bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for by the offeror prior to the later of 35 days after the commencement of the Competing Permitted Bid and 60 days after the earliest date on which another Permitted Bid or Competing Permitted Bid was made.

Protection Against Dilution

The Rights Plan contains detailed provisions regarding adjustments to the Exercise Price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding Common Shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board of Directors may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.00001 per Right, subject to adjustment.

Waiver

The Board of Directors, acting in good faith, may waive the application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a Take-over Bid made by a Take-over Bid circular to all registered holders of Common Shares.  However, if the Board of Directors waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other Take-over Bid made by Take-over Bid circular to all registered holders of Common Shares before the expiry of the first bid.  The Board of Directors may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its Beneficial ownership below 20% of the outstanding Common Shares, generally within 14 days of the Board of Directors making such determination.

Amendments

Prior to the annual and special meeting of the Company to be held on January 14, 2009, the Company may supplement or amend the Rights Agreement in order to make any changes which the Board of Directors determines in good faith to be necessary or desirable.

Additionally, the Directors may, prior to or after the Separation Time, make changes to the Rights Agreement to correct any clerical or typographical errors or to maintain the validity of the Rights Agreement as a result of any change in applicable law or regulatory requirements without the approval of the holders of the Common Shares or the Rights.

The Directors may, prior to the Separation Time, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

At any time after the Separation Time, the Directors may, with the approval of the holders of Rights, make changes to or rescind any of the provisions of the Rights Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

Term

If the Rights Plan is not adopted at the Company’s annual general and special meeting on January 14, 2009, it will automatically terminate and the Rights issued under it will become void.  If the Rights Plan is adopted at such meeting, it will be subject to re-ratification at the Company’s annual general meetings to be held in 2012 and 2015.  If ratified by the shareholders at each of these meetings, the Rights Plan will have a term of nine years and will expire at the Company’s annual general meeting in 2018.  If the shareholders do not ratify the Rights Plan at any of such meetings, it will terminate.

5.2  Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.683.8218
Item 9	Date of Report Dated at Vancouver, BC, this 22nd day of December, 2008.